Mystique Energy, Inc.

04010434

FILE No. 82-34712
RULE 12G3-2(B) UNDER
SECURITIES EXCHANGE
ACT OF 1934

SUPPL

RECEIVED
MAR - 8 2004
158

2004-02-23

United States Securities
And Exchange Commission
Washington, DC 20549

Dear Sir or Madam:

Re: Press Release

Please find enclosed the latest press releases for Mystique Energy, Inc.

Should you have any questions regarding these documents please contact Savi Franz, Chief Executive Officer at 403.261.3634 ext. 221.

Regards,

MYSTIQUE ENERGY, INC.

Wendy

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Wendy Irvine
Executive Assistant

dlw 3/10

1950, 101 - 6 Ave SW
Calgary, AB T2P 3P4

Phone: 403.261.3634
Fax: 403.265.3348

MYSTIQUE ENERGY, INC.

News Release FEBRUARY 20, 2004

For Immediate Release:

Mystique Energy, Inc. Announces Financial Results for the Year 2003

CALGARY, Alberta (February 20, 2004) – Mystique Energy, Inc. (MYS:TSX), formerly Schwanberg International Incorporated, announced its financial results for the twelve months ended December 31, 2003.

Highlights for 2003:

- Production sales for the fourth quarter averaged 62 barrels of oil equivalent per day ("boepd" using a 6:1 natural gas to oil conversion ratio), a 138% increase over production sales of 26 boepd during the fourth quarter of 2002.
- Production sales averaged 55 boepd during the twelve month period more than a 100% increase over the production sales rate of 27 boepd during 2002.
- Cash flow for the twelve months ended December 31, 2003 was $367,195 or $0.026 per share compared to cash flow of ($109,424) per share for the same period of 2002.
- Net earnings for the twelve months ended December 31, 2003 was $104,422 or $0.008 per share compared to a loss of $181,022 or ($0.023) per share for the same period of 2002.

Operations Overview for the Fourth Quarter:

Stable production at Garrington in west-central Alberta, Mystique's core producing area, and strong commodity prices resulted in solid financial results for Mystique. The recompletion of the 4-20 well in the Cardium formation at mid-year continues to provide stable production, averaging 87 boepd during the fourth quarter, 43 boepd net to Mystique. The 6-6 well that was deepened to the Pekisko formation in early 2003 is also providing stable production, averaging 108 boepd during the fourth quarter, 11 boepd net to Mystique. This well will be tied-in to the Mystique 6-35 battery in the latter part of the first quarter of 2004 thereby eliminating trucking costs and downtime during spring break-up. Surface production equipment at both wells has been optimized to reduce operating costs.

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31	
	2003	2002
ASSETS		
Current		
Cash	$ **893,375**	$ 446,279
Accounts receivable	**295,489**	569,252
Income tax receivable	**11,625**	14,269
Prepaid expenses and deposits	**-**	20,154
	1,200,489	1,049,954
Cash Held For Future Reclamation Costs	**80,711**	-
Property, Plant And Equipment (Note 3)	**993,729**	1,028,166
	$ **2,274,929**	$ 2,078,120
LIABILITIES		
Current		
Bank indebtedness (Note 4)	$ **15,000**	$ 270,000
Accounts payable and accrued liabilities	**1,138,548**	1,023,095
Payable to related parties	**15,015**	84,779
	1,168,563	1,377,874
Provision For Future Site Restoration	**87,798**	-
Future Income Taxes	**135,500**	181,600
	223,298	181,600
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	**1,525,943**	1,265,742
Contributed Surplus	**138,558**	138,759
Deficit	**(781,433)**	(885,855)
	883,068	518,646
	$ **2,274,929**	$ 2,078,120

MYSTIQUE ENERGY, INC.

News Release FEBRUARY 23, 2004

For Immediate Release:

Mystique Energy, Inc. Appoints Victor M. Luhowy as President

CALGARY, Alberta (February 23, 2004) – Mystique Energy, Inc. (MYS:TSX), formerly Schwanberg International Incorporated, announced today that Victor M. Luhowy has been appointed President and Chief Executive Officer of Mystique Energy Inc. ("Mystique"). Mr. Burkhard Franz will remain Chairman of Mystique.

Mr. Luhowy is a Professional Engineer of Alberta and has a Bachelor of Science in Mechanical Engineering from the University of Alberta and received a Master of Business Administration degree from the University of Calgary. Mr. Luhowy has 32 years of experience in the oil & gas industry, predominantly in western Alberta. Previous to this appointment, Mr. Luhowy was the President and Chief Executive Officer of BelAir Energy Corporation prior to its sale in September, 2003.

Mystique's focus during 2004 will be to increase its production by developing its properties and reserves at Garrington, its core area located in western Alberta, and by acquiring additional assets in western Canada. Also during 2004, Mystique will be developing a long-range strategy and establishing a base for exploring for oil and gas reserves in western Canada. According to Mr. Burkhard Franz, Chairman of Mystique, "The appointment of Vic Luhowy is the beginning of creating an experienced management team that will be charged with developing and implementing our growth strategy. His extensive experience in western Canada is a major asset towards accomplishing that goal".

Based in Calgary, Mystique is involved in the exploitation and production of petroleum reserves in western Canada. For additional information on Mystique, please contact:

Mr. Victor Luhowy
President & Chief Executive Officer
Tel: 403.261.3634
Fax: 403.265.3348
vic@mystiqueenergy.ca

Ms. Savi Franz
Chief Financial Officer
Tel: 403.261.3634
Fax: 403.265.3348
savi@mystiqueenergy.ca

MYSTIQUE ENERGY, INC.

News Release **FEBRUARY 20, 2004**

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED DECEMBER 31	
	2003	2002
Income		
Oil and gas revenue	$ 786,438	$ 94,523
Royalties	(64,331)	(33,656)
	722,107	60,867
Expenses		
Production	218,081	12,774
Depletion and depreciation	301,786	29,693
Provision for future site removal and restoration	7,087	-
General and administrative	129,421	157,517
	656,375	199,984
Income (Loss) For The Year Before The Following	65,732	(139,117)
Write Down Of Advances Receivable	-	(46,155)
Income (Loss) Before Income Taxes	65,732	(185,272)
Income Taxes		
Current income tax expense	(7,410)	-
Future income tax recovery	46,100	4,250
Net Income (Loss) For The Year	104,422	(181,022)
Deficit, Beginning Of Year	(885,855)	(704,833)
Deficit, End Of Year	$ (781,433)	$ (885,855)
Basic And Diluted Income (Loss) Per Share	$ 0.01	$ (0.02)
Basic And Diluted Weighted Average Number Of Shares	12,548,563	9,835,433

CONSOLIDATED STATEMENTS OF CASH FLOWS

		YEARS ENDED DECEMBER 31	
		2003	2002
Cash Flows From Operating Activities			
Net income (loss) for the year	$	**104,422**	$ (181,022)
Add: Items not involving cash:			
Depletion and depreciation		**301,786**	29,693
Future income tax recovery		**(46,100)**	(4,250)
Provision for future site removal and restoration		**7,087**	-
Write down of advances receivable		**-**	46,155
		367,195	(109,424)
Change in non-cash working capital items:			
Accounts receivable		**273,763**	(353,661)
Accounts payable and accrued liabilities		**115,453**	685,977
Income tax (payable) receivable		**2,644**	(48,831)
Prepaid expenses and deposits		**20,154**	(8,400)
		779,209	165,661
Cash Flows From Financing Activities			
Shares issued for cash		**260,000**	200,000
Bank indebtedness		**(255,000)**	270,000
Payable to related parties		**(69,764)**	78,779
		(64,764)	548,779
Cash Flows From Investing Activities			
Advances receivable		**-**	87,360
Oil and gas property acquisitions		**(251,778)**	(61,326)
Purchase of capital assets		**(15,571)**	(1,862)
Acquisition of subsidiary, net of cash acquired		**-**	(607,996)
		(267,349)	(583,824)
Increase In Cash		**447,096**	130,616
Cash, Beginning Of Year		**446,279**	315,663
Cash, End Of Year	$	**893,375**	$ 446,279

Based in Calgary, Mystique is involved in the exploration and exploitation of petroleum reserves in western Canada. For additional information on Mystique, please contact:

Mr. Burkhard Franz
President
Tel: 403.261.3634
Fax: 403.265.3348
burkhard@mystiqueenergy.ca

Ms. Savi Franz
Chief Financial Officer
Tel: 403.261.3634
Fax: 403.265.3348
savi@mystiqueenergy.ca